Mail Stop 3561

September 21, 2007

Mr. Jonathan J. Ledecky
Chief Executive Officer
Endeavor Acquisition Corp.
590 Madison Avenue
New York, NY 10022

> **Re:** **Endeavor Acquisition Corp.**
> **Amendment No. 1 to Preliminary Proxy Statement on**
> **Schedule 14A**
> **Filed August 20, 2007**
> **File No. 001-32697**

Dear Mr. Ledecky:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please note the following abbreviations used in this letter, consistent with the proxy statement:

        • American Apparel – AAI
        • American Apparel Canada – CI Companies
        • Endeavor Acquisition – Endeavor
        • AAI + CI Companies – American Apparel

2.   Please include a model proxy card or direct us to its location.

3.   Please include the Endeavor website address in an appropriate location in the proxy statement.

4.   Please provide a summary term sheet with the information required by Item 1001 of Regulation M-A.

5.   Please provide the disclosure required by Items 402 and 404 of Regulation S-K, as if the private operating company, American Apparel, were completing its initial public offering.

6.   Please provide the disclosure required by Item 5 of Schedule 14A. This information should be included in the summary.

7.   Please provide the disclosure required by Item 23 of Schedule 14A.

8.   We note a number of blank spaces throughout the proxy statement. Please fill in this information that can currently be obtained and then update as necessary.

9.   The board has determined on page iii that the acquisition proposal is "advisable" and in the best interests of shareholders. Please clarify whether the board determined that the transaction was "fair" to the shareholders. If the board did not make such determination, explain and clarify the use of the term "advisable."

Summary of the Proxy Statement, page 1

Questions and Answers About the Proposals, page 6

How Do I Exercise My Conversion Rights?, page 6

10.   Please clearly explain the steps the stockholders would have to take to exercise
        their conversion rights. Please also explain whether an investor can remedy an
        improperly executed demand for conversion.

11.   Please reconcile the disclosure on page six, which states that to elect conversion
        the shares must be held through the closing of the acquisition and then delivered
        to the transfer agent, with the disclosure on page 44, which indicates that the
        shares must be tendered to the transfer agent "promptly after the meeting." We
        may have further comment.

What happens to the funds deposited in the trust account after consummation of the
acquisition?, page 7

12.   In discussing what will happen to the funds held in the trust account, clarify that
        the funds will be used to pay the costs of acquisition in this offering and may be
        used to purchase Mr. Lim's equity interest in American Apparel in certain
        circumstances. Clarify the maximum amount that may be available after the
        acquisition and the minimum amount that may be available.

What happens if the acquisition is not consummated?, page 7

13.   Please revise the question and answer to also briefly discuss the dissolution
        process, since the dissolution will occur prior to liquidation.

Selected Summary Historical and Pro Forma Consolidated Financial Information, page
10

14.   We note Endeavor's interim financial statements were not reviewed by your
        independent accounting firm. Please tell us how you considered Article 10(d) of
        Regulation S-X in your conclusion that these financial statements need not be
        reviewed.

15.   In accordance with Item 301 of Regulation S-K, please revise to present selected
        financial data for each of the last five fiscal years for AAI and the CI Companies.
        In addition, please revise to present income from operations per share and
        dividends declared per share for each entity for each period presented.

Non-GAAP Financial Measures, page 15

16.   We note your use of the non-GAAP financial measure adjusted EBITDA for the historical results of AAI and the CI Companies. It appears that the use of this non-GAAP performance measure is not in compliance with the guidelines outlined in FR-65 and Item 10 of Regulation S-K. Specifically, these guidelines prohibit presentation of a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain that is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Accordingly, please remove this presentation here and throughout your proxy statement (e.g. Use of Pro Forma Adjusted EBITDA on pages 56 – 59, Non-GAAP Discussion on pages 150 – 152), or tell us why your presentation complies with FR-65 and Item 10 of Regulation S-K.

17.   In conjunction with the comment above, please revise to remove your presentation of the combined condensed results of AAI and the CI Companies here and on page 151 considering these combined financial statements have not been presented in your filing.

Selected Unaudited Pro Forma Combined Financial Information, page 17

Comparative Per Share Data, page 25

18.   In accordance with Item 14(b)(10) of Schedule 14A, please revise to present Endeavor, AAI and the CI Companies' income (loss) per share, pro forma income (loss) per share and cash dividends declared per share for each of the 3 most recent fiscal years and subsequent interim period. Although this transaction is not a pooling, the pooling guidance continues to apply to reverse acquisitions involving a shell company and an operating company.

Risk Factors, page 26

Risks Related to Endeavor's Business and Operations Following the Acquisition of American Apparel, page 26

19.   Add a risk factor relating to the risks associated with the dissolution and liquidation process and with potential claims that could be brought against the trust.

20.   In the last risk factor on page 30, please summarize any material litigation and cross-reference to the section and page of the proxy statement where investors can find more detailed information.

21.   Revise the last risk factor on page 32 to clarify the "certain deficiencies" in
       American Apparel's internal control over financial reporting that have been
       identified by your auditors.

22.   Clarify in the first risk factor on page 33 the assets that are used to secure a
       substantial portion of your debt. State the percent of debt that bears a variable
       interest rate. Add a separate risk factor discussing AAI's debt covenant
       violations.

23.   Revise the first risk factor on page 34 to clarify why it is unclear whether the
       acquisition is a change in control or not. Clarify when and how this determination
       will be made. Clarify when you will seek any required consents.

24.   Clarify the "certain financial thresholds" and other provisions that may be waived
       or modified in the last risk factor on page 36. Clarify the current status of other
       discussed changes. Clarify how any additional changes will be communicated to
       shareholders.

25.   Revise the last risk factor on page 37 to clarify how and when you will determine
       whether the acquisition is subject to consents or approvals from governmental
       agencies. Also, clarify when such consents or approvals will be obtained.

Special Meeting of Endeavor Stockholders, page 41

Voting Your Shares, page 43

26.   Please explain the statement on page 43 that a failure to vote will have the same
       effect as a vote against adoption of the acquisition proposal. The vote is only a
       majority of those present or represented by proxy and entitled to vote.

Proxy Solicitation Costs, page 45

27.   We note the reference to soliciting proxies by the telephone or other electronic
       means. Please confirm that the information provided over by telephone or other
       electronic means will be consistent with the written proxy statement and proxy
       card. Also confirm that the information will comply with Rule 14a-4.

The Acquisition Proposal, page 46

28.   Clarify how the shares to be issued to Mr. Charney may be adjusted and clarify
       how the amount to be issued is calculated.

29.   Specify those individuals that will receive cash bonuses following the consummation of the acquisition and clarify how much each individual will receive.

Background of the Acquisition, page 47

30.   Please provide additional background information on and the reason for the buyout of Mr. Lim.

31.   Please explain whether Endeavor entered into any agreements with the entities through which you identified potential acquisition targets other than AAI. State whether any finder's fees were paid or will be paid, either by Endeavor, American Apparel or the combined entity.

32.   Provide a more detailed discussion of the contacts made between Endeavor and American Apparel. For example, clearly state when the first contact or communications between the parties, direct or indirect, occurred. Clarify who commenced contacts between the parties. Clearly state when the various contacts occurred. Clarify whether there were any affiliations or relationships between the officers, directors or affiliates of Endeavor and the officers, directors or affiliates of American Apparel before these discussions commenced. Clarify whether Mr. Dolfi had any relationship or affiliation with American Apparel prior to contacting the company on behalf of Endeavor.

33.   We note that Mr. Dolfi is a consultant to Endeavor. Disclose the material terms of the consulting arrangement or agreement. Disclose any other consulting relationships and discuss the material terms.

34.   Disclose the "different analyses" used by the board in determining whether the acquisition consideration to be paid by Endeavor was fair from a financial point of view to Endeavor stockholders. Also, clarify whether the board determined that this consideration was fair from a financial point of view to these stockholders. Lastly, discuss the fair market value as determined by the board and how this determination was made.

Endeavor's Board of Directors' Reasons for Approval of the Acquisition, page 51

Valuation, page 53

35.   Please explain how the valuations of the comparable companies was determined, i.e. were the valuations of the other publicly traded companies based upon earnings, revenues, cash flows, market capitalization, or some other measure.

36.   Discuss the considerations given to the net losses of AAI in 2006and CI in 2005
        and 2006 and the weight given when considering the financial condition of the
        target.

37.   Please explain in detail how the consideration for AAI was determined.

38.   For each valuation method, please describe in detail how the debt servicing
        obligations, in connection with the business combination, affect the board of
        directors' valuation of the company including its analysis of projected cash flows.

39.   We note the companies listed as comparables on page 53. Because enterprise
        value is a determined by market capitalization, which is in turn affected by
        revenues and profits, please revise to disclose the revenues and profits for the
        comparable companies and compare them to those of American Apparel so that
        investors can determine if they are in fact reasonably comparable.

40.   Please provide a summary of the financial forecasts and estimates provided by
        American Apparel and clarify how Endeavor used them in the valuation
        determination. So that investors can understand the context of those figures,
        please compare them to historic and current financial data of the company.

Other Factors Considered by Endeavor's Board, page 55

Potential Adverse Factors Considered, page 55

41.   Please provide a more detailed discussion of the consideration given to the
        negative factors presented.

Interests of Endeavor's Directors and Officers in the Acquisition, page 59

42.   Please clearly state all interests of the officers and directors of American Apparel
        in the merger.

43.   Please include disclosure with respect to any warrants held by Endeavor's officers
        and directors, which would appear to expire worthless if a business combination
        is not consummated within the time allotted. Specifically indicate the number of
        warrants held by the officers and directors along with the current market value.

44.   Clearly state those officers and directors that will remain after the acquisition. Specifically name those officers that will enter into employment agreements. Also, we note that the compensation will not be determined until after the transaction. Provide clear disclosure that the investors will not have the information regarding compensation arrangements at the time they vote on the acquisition and the resultant risks. Add a risk factor.

45.   We note the statement that there is no assurance that Messrs. Watson and Ledecky would be able to satisfy their obligations. Clarify the risk to the trust and investors if Messrs. Watson and Ledecky are unable to satisfy these obligations. Clarify whether the officers and directors of Endeavor would be obligated to bring a claim against Messrs. Watson and Ledecky to enforce such indemnification. Add a risk factor.

Opinion of Jefferies & Company, Inc., page 60

46.   We note that Jefferies considered several different valuation methods in providing its fairness opinion. Please substantially revise your disclosure to explain more completely each valuation method. You should expand the discussion of each method to include, for example, a complete discussion of the statistical findings of each analysis, including how you determined the multiples in each analysis, the assumptions made under each method and the basis for choosing the companies and transactions that are a part of the comparison, as applicable. Describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Jefferies and Endeavor, or their affiliates. See Item 1015 of Regulation M-A.

47.   Please disclose, if true, that Jefferies has consented to use of the opinion in the document and provide Jefferies' consent.

48.   Provide a summary of the "historical financial information and financial forecasts and analyses relating to the business, operations and prospects of American Apparel" and the basis for the projections.

49.   Clarify throughout the valuation discussion that the projections were made only with respect to determining valuation of the transaction, that investors should not rely upon these projections as estimates of future results, and that investors should not place undue reliance upon these projections.

Historical Trading Analysis, page 63

50.   Please clarify the purpose of Jeffries' historical trading analysis of Endeavor.

Comparable Public Company Analysis, page 63

51.   Please define "Enterprise Value."

Comparable Transaction Analysis, page 65

52.   Please define "Transaction Value."

53.   Provide a table of the comparable transactions. Explain how you determined that these were comparables. Provide the revenues, net income (loss), assets, etc. for each comparable company in tabular format.

Discounted Cash Flow Analysis, page 66

54.   Please define "free cash flow."

55.   Explain how the discount rate of 14-16% and the exit multiples were determined.

The Acquisition Agreement, page 69

Certain Waiver and Modifications, page 79

56.   Please clarify whether new EBITDA projection targets have been imposed. Please ensure that the discussion here is consistent with the discussion of waivers and modifications in the summary discussion on page 5.

Unaudited Pro Forma Condensed Combined Financial Statements, page 82

General

57.   Considering the significant intercompany transactions between AAI and the CI Companies, please revise to present a separate column detailing the intercompany eliminations and a subtotal column presenting American Apparel (i.e. AAI + the CI Companies) prior to the transaction with Endeavor. We may have additional comments upon our review of your revised presentation.

58.   We noted certain differences in accounting policies between AAI and the CI Companies. For example, certain costs related to shipping and handling appear to be presented as cost of sales for AAI, whereas the CI Companies record these

costs as operating expenses. In order to provide an investor with a consistent pro forma presentation, please revise to include a combining adjustment for these policy differences along with a note providing sufficient detail supporting the adjustment.

Unaudited Proforma Condensed Combined Statement of Operations, pages 86, 90, 94 and 98

59.   We note that basic and diluted weighted average number of outstanding shares is the same amount for each period presented. Considering the warrants issued in Endeavor's public offering, show us how you calculated the weighted number of outstanding shares in your diluted earnings per share calculation or revise your presentation accordingly.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 87

General

60.   We reviewed your pro forma adjustments and it unclear how adjustments 6, 7 and 16 on pages 87 and 95 and adjustment 5 on pages 91 and 99 are appropriate. Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to each specific transaction, factually supportable, and expected to have a continuing impact. In addition, infrequent or nonrecurring items included in the underlying historical financial statements of Endeavor, AAI or the CI Companies and that are not directly affected by the transaction should not be eliminated. Accordingly, please revise to remove all such adjustments from the face of the pro forma financial statements. If you continue to believe your adjustments are appropriate, provide a detailed explanation supporting you conclusion for each item and justify how your accounting treatment is consistent with Article 11 of Regulation S-X (i.e. clarify how each is directly attributable to the transaction, factually supportable, and expected to have a continuing impact).

Notes 9 and 17, pages 88 and 95

61.   Please disclose the effective tax rate used to calculate deferred tax assets and income tax expense upon conversion to a C corporation.

Note 10, pages 88 and 95

62.   Considering AAI and the CI companies will be retroactively combined as they are
        entities under common management and the transaction will be accounted for as a
        recapitalization, show us how you determined adjustment 10 and why you
        eliminated the retained earnings of AAI.

2007 Performance Equity Plan Proposal, page 104

63.   Provide the disclosure required by Item 10(a)(2)(iii) of Schedule 14A.

Other Information Related to Endeavor, page 112

Offering Proceeds Held in Trust, page 112

64.   Please provide a detailed discussion of how the funds outside the trust were spent
        and, if the actual expenditures differed from the use of proceeds in the Form S-1,
        explain the reason.

65.   We note that proceeds from the trust may be used to pay off existing debt. Clarify
        whether you have allocated any portion of the proceeds to pay off debt. We may
        have further comment.

66.   Clarify whether any amounts are currently owed by Endeavor. If so, clarify the
        amount owed, whether a waiver has been obtained, and the party to whom the
        amount is owed. We may have further comment.

Business of American Apparel, page 118

67.   Provide the disclosure required by Item 101(a)(1) of Regulation S-K. Provide a
        clear discussion of the structure of the company and its various entities. Also,
        provide a more detailed discussion of your business as required by Item 101(c) of
        Regulation S-K.

Manufacturing Operations, page 120

68.   Please clarify whether you have any major suppliers.

69.   Please define "greige fabric."

Wholesale, page 121

70.   Please clarify whether you have any major wholesale customers.

Legal Proceedings, page 126

71.   Please disclose the relief sought with respect to the suit brought by Ms. Nelson.

72.   Please provide additional detail and clarification regarding the misappropriation of image, etc. allegations.

Management Discussion and Analysis – General

73.   Please revise to provide a discussion of the variances between periods for Endeavor as required by Item 303 of Regulation S-K.

74.   In regard to AAI and the CI Companies, please revise your disclosures to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items (e.g. provide an explanation of the significant change in your accounts receivable, inventory, accounts payable and accrued liabilities) for the fiscal years ended December 31, 2006, 2005 and 2004. Your analysis of cash flows should not merely recite information presented in the statement of cash flows.

American Apparel's Management Discussion and Analysis of Financial Condition and Results of Operations, page 127

75.   The Management's Discussion and Analysis ("MD&A") section is one of the most critical aspects of the proxy statement. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

AAI Consolidated Statements of Income for the Twelve Months Ending December 31, 2006 and 2005, page 136

76.   Please revise to disclose the timeline and factors contributing to the increase in your slow-moving inventory reserve from $800,000 to $4,284,000.

77.   Please tell us why costs not absorbed by production are presented as a component of cost of sales. In your response, describe the types of items are considered costs not absorbed by production.

78.   In regard to AAI and the CI Companies, please revise your disclosure for each period presented to describe and quantify underlying material activities that generate income statement variances between periods (e.g. disclose the respective increase in sales attributed to new stores opened, same store sales and on-line activity for each fiscal year, ensure your variance explanation supports the change between periods). Please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts.

Liquidity and Capital Resources, page 144

79.   In connection with the comment above, please discuss the reasons why AAI's allowance for doubtful accounts as a percentage of trade receivables significantly decreased from December 31, 2006 to June 30, 2007.

Obligations Overview – AAI, page 146

80.   Disclose the name of the bank and the private investment firm with whom AAI failed to meet certain debt covenants. Clarify whether the covenant violation is with the revolving credit facility with a bank. Discuss the covenants and explain the reason(s) why AAI is not in compliance. Add a risk factor discussing the violation. Clarify whether the bank and private investment firm agreed to waive the violation. Clarify whether the waiver was for that particular violation or whether it included potential future violations. Clarify whether the company continues not to be in compliance with the provisions. Clarify what effect, if any, the Endeavor acquisition will have on these credit facilities.

Debt Agreements, page 146

81.   Name each entity providing these financing arrangements.

82.   Clarify whether the new revolving credit facility is collateralized by substantially all assets of AAI. If so, then add risk factors discussing the fact that substantially all of AAI's assets secure its revolving credit facility and/or any other secured credit facilities.

83.   Please consider providing a table of AAI's debt agreements showing the names of the lending institutions, a summary of the terms of the agreements, and outstanding balances as appropriate. Indicate any violations of covenants.

Contractual Obligations Summary, page 149

84.   Clarify whether the "then current second lien lender" is the private investment firm referred to on page 146.

85.   In regard to AAI and the CI Companies, please revise the narrative accompanying your table of contractual obligations here and on page 150 to clarify what is included in the line item for operating lease obligations. For example, please disclose, if true, that the obligations for store operating leases do not include insurance, taxes, maintenance and other costs required by operating leases. Also, provide a context for readers to understand the impact of such costs on your operating lease obligations. See Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to SEC Release No. 33-8350.

86.   We note your disclosure here and on page 149 that AAI and the CI companies were not in compliance with certain covenants at June 30, 2007. We also note your disclosure that AAI entered into subsequent financing arrangements in July 2007. Please revise to clearly disclose if AAI's covenant violations have been cured by its July 2007 financing activity. Also, revise to discuss the CI Companies' plans to address its covenant violations. For guidance on this discussion, please refer to Section IV C. of SEC Release No. 33-8350.

Obligations Overview – The CI Companies, page 149

Long Term and Current Debt, page 149

87.   Please consider providing a table of the CI Companies' debt agreements showing the names of the lending institutions, a summary of the terms of the agreements, and outstanding balances as appropriate. Indicate any violations of covenants.

88.   Please define "movable hypothecs."

<u>Directors and Executive Officers of Endeavor Following the Acquisition, page 154</u>

89.   Clearly disclose the individuals that will serve as CFO, COO and CIO after the acquisition and provide the information required by Item 401 of Regulation S-K. We may have further comment.

<u>Beneficial Ownership of Securities, page 164</u>

90.   Revise the beneficial ownership after consummation of the acquisition to include any warrants held by the individuals included in the table.

91.   For each entity listed in the table, please provide the name(s) of the natural person(s) that have ultimate voting or dispositive control of shares attributable to Endeavor.

<u>Certain Relationships and Related party Transactions, page 168</u>

<u>American Apparel Related party Transactions, page 170</u>

<u>Property Leases, page 171</u>

92.   Please correct the reference to "$820,000 million."

<u>AAI Financial Statements For the Six Months Ended June 30, 2007 and 2006</u>

<u>General</u>

93.   Please revise your interim financial statements, as necessary, to comply with comments below on your audited financial statements.

<u>AAI Financial Statements For the Years Ended December 31, 2006 and 2005</u>

<u>Consolidated Statements of Operations, F-31</u>

94.   Based on your disclosure on F-31, it appears that you are reporting other comprehensive income related to your foreign currency translation adjustment. Please revise your statements of operations to disclose other comprehensive income and its element(s) in accordance with the guidance in paragraphs 22 – 25 and Appendix A of SFAS No. 130.

<u>Notes to Consolidated Financial Statements</u>

<u>Note 2 – Summary of Significant Accounting Policies, F-36</u>

General

95.   Please revise to provide your accounting policies for balances presented as cash in
        your balance sheet.

96.   In connection with the comment above, as of your balance sheet dates please tell
        us the amounts due from credit card, debit card and electronic benefit transfer
        transactions and where these amounts are classified in your consolidated balance
        sheets and statements of cash flow. Include a discussion of your accounting
        policy for these transactions and the applicable accounting guidance.

Revenue Recognition, F-37

97.   Please revise to include your revenue recognition policy on-line sales.

98.   We note you recognize revenue for gift cards and gift certificates upon
        redemption. Please tell us and revise your disclosure to clarify your accounting
        policy for gift cards and gift certificates that are never redeemed or are not
        redeemed over an extended period of time.

Inventories, F-38

99.   Please revise your accounting policy to disclose how you account for broken
        assortments, the use of markdowns and shortage.

Shipping and Handling Costs, F-41

100.   Please revise to disclose the nature of all costs considered shipping and handling
        costs and the amount of shipping and handling costs included in cost of sales for
        each period presented. For guidance, refer to EITF 00-10.

Deferred Rent, Rent Expense, and Tenant Allowance, F-41

101.   Please revise to include your policy regarding construction allowances (e.g. lease
        inducements). For guidance, see FTB 88-1.

Note 3 – Variable Interest Entities, F-43

102.   We note AAI identified the CI Companies as a variable interest entity, but
        concluded it was not the primary beneficiary precluding AAI from consolidating
        the CI Companies. Please provide us with AAI's FIN 46(R) analysis of the CI
        Companies, including identification of all variable interest holders and the
        primary beneficiary. In your response, include AAI's consideration of paragraphs

16 and 17 of FIN 46(R).

Note 4 – Business Acquisitions, F-44

103. We note that certain lease agreements were acquired in conjunction with the purchase of E&J Textile Group. Please tell us how you considered SFAS 141 in your conclusion to not allocate any of the purchase price to these lease agreements.

104. We note that the acquisition of American Apparel Korea included 10 franchising contracts. Please tell us how you considered SFAS 141 in your conclusion to not allocate any of the purchase price to these franchising contracts.

CI Companies Combined Financial Statements

General

105. Please revise the financial statements of the CI Companies, as necessary, to comply with comments above on AAI's financial statements.

CI Companies Financial Statements For the Six Months Ended June 30, 2007 and 2006

Notes to Combined Financial Statements

Note 1 – Basis of Presentation and Nature of Business, F-79

106. Please revise to include a statement, if true, that the unaudited interim financial statements furnished reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented.

CI Companies Financial Statements For the Years Ended December 31, 2006, 2005, and 2004

Combined Statements of Operations, F-97

107. We note that the purchases from your US affiliate (included in cost of sales) exceeds the amount recorded as cost of sales for the years ended December 31, 2005, 2004 and interim period ended June 30, 2006. Please provide us with a reconciliation of the amounts included in this line item for each period.

108. In order to enhance an investor's understanding, please revise the face of the statements of operations for each period presented to provide additional detail

regarding the material components of operating expenses.

Notes to Combined Financial Statements

Note 3 – Summary of Significant Accounting Policies

Revenue Recognition, F-101

109.   Please revise to include your policy for sales returns under SFAS 48.

Shipping and Handling Costs, F-101

110.   We note that you have classified shipping and handling costs as an operating
        expense in your statement of operations. Although the consensus of EITF 00-10
        indicates that income statement classification of these expenses is an accounting
        policy decision, the SEC Observer stated that registrants should evaluate the
        significance of these costs to gross profit and gross margin in determining
        whether they should be included in cost of sales. Please revise to disclose the
        nature of all costs considered shipping and handling costs, the amount of shipping
        and handling costs incurred for each period presented and tell us why you believe
        it is appropriate to exclude these costs from cost of sales.

Endeavor Financial Statements for the Years Ended December 31, 2006 and 2005

Statement of Operations, F-126

111.   It appears you excluded common stock subject to redemption in your calculation
        of weighted average shares outstanding. Tell us how your accounting treatment is
        consistent with SFAS 128. Please advise or revise here and throughout your
        filing.

Form 10-K for the Year Ended December 31, 2006

Item 9A – Disclosure Controls and Procedures, page 21

112.   We note your statement that a "control system, no matter how well conceived and
        operated, can provide only reasonable, not absolute, assurance that the objectives
        of the internal control system are met." Given this qualification, the disclosure
        should be revised to state clearly, if true, that your principal executive officer and

principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, the reference to the level of assurance of your disclosure controls and procedures should be removed. Please confirm that in all future Exchange Act filings, you will revise your disclosures to address this matter.

Annexes, Exhibits and Schedules

113. Please list all schedules or attachments to the acquisition agreement. Please file all material exhibits and schedules to annexes not already provided. We may have further comment.

114. Please file AAI's operating agreement with KCL Knitting, LLC as disclosed on F-6.

Other Exchange Act Filings

115. Please revise your Exchange Act filings, as necessary, to comply with comments above.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Ethan Horowitz at 202-551-3311 or Brian Bhandari at 202-551-3390, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at 202-551-3329, or Pamela Howell, who supervised the review of your filing, at 202 551-3357, with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director
                                        Office of Emerging Growth
                                        Companies

cc: Brian L. Ross, Esq.
         Fax (212) 818-8881